

ANNUAL REPORT

April 2020



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Texas Karne, LLC

This Annual Report (this "**Disclosure**") is furnished with respect to the certain securities ("**Securities**") offered and sold by Texas Karne, LLC a Texas limited liability company (**"Karne Korean"** or the "**Issuer**") through the crowdfunding portal available at www.nextseed.com and each subdomain thereof (the "**Site**") and operated by NextSeed Services LLC, a Delaware limited liability company, on behalf of NextSeed Securities, LLC, a Delaware limited liability company and registered broker-dealer (together with its affiliates, "**NextSeed**"), in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**").

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure.

The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities were offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

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INTENDED FOR REVIEW BY INVESTORS ONLY. DO NOT COPY OR DISTRIBUTE.

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TABLE OF CONTENTS
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I. SUMMARY OF BUSINESS

SUMMARY OF ISSUER'S LEGAL STATUS

Name of Issuer	Texas Karne, LLC
Legal Status of Issuer	Limited liability company
Jurisdiction of Organization	TX
Date of Incorporation	01-04-2019
Physical Address of Issuer	2805 White Oak Dr., Suite 100 Houston, TX 77007
Number of Employees	4

SUMMARY OF ISSUER'S BUSINESS PLAN

The newest concept from lifelong Houstonian and restauranteur, Jason Cho, Karne Korean Steakhouse will be an elevation of a trendy, popular cuisine in one of the barbecue capitals of the world. Located on White Oak Drive in Houston's Heights neighborhood, the restaurant will be an approachable, welcoming environment to enjoy exceptional meats and a superior Korean BBQ experience.

The son of immigrant martial arts teachers, Cho taught at and ran his family's dojos and schools all around Houston before entering the food business. His sister introduced him to Korean fried chicken after she moved to New York City in the mid-2000s. It was the beginning of a love so strong, Cho was driven to open his own Korean fried chicken restaurant in Houston, Dak & Bop. Despite having no prior restaurant experience, his commitment to and passion for the project saw Dak & Bop open in 2014 to hugely popular critical reviews.

On a later trip to NYC, Cho connected with Mo Kim, owner of several Korean BBQ restaurants throughout the city, who helped launch the notable Jongro BBQ. Kim, a Korean expat who'd lived in South America, had gained an appreciation for the superior meat products he served at his restaurants from his time living in South America. The two agreed to partner together to bring outstanding Korean BBQ to Houston, one of the country's most exciting culinary destinations, and elevate the city's entire Korean food scene in the process.

With its dedication to outstanding food and service, Karne Korean Steakhouse will eclipse the expectations of a Korean BBQ restaurant in Houston, redefining what a steakhouse in the city can be in the process. The perfect bite of a piping hot piece of steak will be served with various sides, ranging from Korean Banchan (assorted vegetables) to traditional Steakhouse sides with a Korean twist. In an atmosphere akin to a small town with beautifully lit streets, meat is grilled on tables within a cozy enclosing. There will be a comprehensive wine list showcased in a glass wine cellar, and a full bar will be there to greet all our guests.

II. DESCRIPTION OF BUSINESS CAPITALIZATION

OVERVIEW

The Issuer anticipated that the total cost of the project would be approximately $1,300,000. Karne Korean Steakhouse raised $392,600 through a Regulation Crowdfunding offering on NextSeed, which closed in March 2020. The owners had contributed around $88,736.70 in equity as of December 2019. The remaining funds to complete the project will be facilitated by the Issuer.

EXISTING SECURITIES AS OF END OF 2019

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	How this security may limit, dilute or qualify the Securities issued pursuant to this Offering
Membership interests	100%	100%	All	N/A

Previous Exempt Offerings

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
March 2020	Section 4(a)(6)	NextSeed Notes	$392,600	Steakhouse tables, furniture, architecture and design fees, construction and buildout

MATERIAL TERMS OF ANY INDEBTEDNESS AS OF END OF 2019

None.

III. KEY PERSONS

The directors, managers, officers and/or equity owners of 20% or more (calculated on the basis of voting power) of Karne Korean Steakhouse are listed below.

Name	Bio
Jason Cho, Member *Inception to Present*	Jason Cho, a lifelong Houstonian, created one of the city's hottest restaurants with Dak & Bop Korean Fried Chicken. Jason has degree in Finance and Marketing from the University of Houston. Jason's last 3 years of business experience includes: Owner of Dak & Bop, a Korean fried chicken restaurant & bar, *Nov 2014 – Present* Owner of Cho's Tae Kwon Do Center, a martial arts school with 2 locations, *2004 - Present*
Clinton Oh, Member *Inception to Present*	Clinton Oh has built an expansive career in the field of martial arts (CEO of Ultimate Champions Taekwondo Organization, President of Next Level MA Consulting, LLC, President of Champions Martial Arts International Inc., President of New Star Martial Arts Supplies Inc). Mr. Oh continues to invest in various businesses and provide management services to businesses through GSD Management 100 Inc. Mr. Oh owns and is partnered into restaurant businesses as well as CEO/partner of Mad for Chicken franchise a famous Korean fried chicken brand in New York. Clinton's last 3 years of business experience includes: President of Next Level Media, a digital marketing company, *April 2014 – Present* Owner of CMA franchise, a martial arts studio, *Nov 2017 – Present*
Lawrence Wai, Member *Inception to Present*	Lawrence Wai is the owner of a real estate investment, development and contracting company, international trading company, and various NYC restaurants and bakeries, including the famous Keki Modern Cakes. Lawrence has 10+ years investment management and finance experience at top tier investment banks and hedge funds in NYC and holds a Bachelor of Science from the NYU Stern School of Business, with a dual major in Finance and International Business. Lawrence's last 3 years of business experience includes: President of Transcend NY Inc., an import/export company, *2010 – Present* President of NY Horizon Properties LLC, a real estate holding company, *2011 - Present*
Moul Kim, Member *Inception to Present*	Moul "Mo" Kim made a name for himself opening several Korean influenced restaurants in New York City, most notably the Korean BBQ chain Jongro. Mo is also the creator and operator of Keki Modern Cakes, a bakery that went viral on all major TV channels and media publications. He has over 20 years of experience in the restaurant and food industry, especially in the Korean BBQ format. Moul's last 3 years of business experience includes:

	Owner of Keki Modern Cakes, bakery with multiple locations, *2016 – Present* Chief Operating Officer of Jongro BBQ, Korean BBQ franchise restaurant, *2014 - present*
Mike Chen, Member *Inception to Present*	Mike Chen is a Chinese American video creator and his passion in life is food. Mike captains many successful YouTube channels and social media platforms. His most popular channels include food channel Strictly Dumpling and Beyond Science. Mike had a combined social media following of over 8 million people and has been featured in publications such as CNBC, Forbes, Insider and Thrillist. Mike's last 3 years of business experience includes: Founder of Short Penguin Media, a media company reaching over 1 billion viewers, Oct 2013 - Present

IV.RISK FACTORS

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. This list of potential risks is not intended to be inclusive.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

sodium in the menu offerings, switch to higher cost ingredients or may hinder our ability to operate. We cannot make any assurances regarding its ability to effectively respond to changes in consumer health perceptions or successfully implement the nutrient content disclosure requirements or menu-labeling laws, which could have an adverse effect on the results of operations and financial position.

❑ *Legal Risks*

Food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, health claims, allergens, illness, injury or other health concerns or operating issues stemming from one or more retail locations. Negative publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging customers from patronizing Karne Korean Steakhouse. We may also be impacted by industry trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour claims. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the business, financial condition and results of operations. Further, regardless of outcome, these proceedings could result in substantial costs and may require resources be used to defend any claims.

❑ *Alcohol Sale Risks*

We are subject to alcoholic beverage control regulations that govern various aspects of daily operations of the business, including the minimum age of guests and employees, hours of operation, advertising, wholesale purchasing and inventory control, handling and storage. Any failure to obtain and maintain, on a timely basis, liquor or other licenses, permits or approvals required to serve alcoholic beverages or food, as well as any associated negative publicity, could delay or prevent the opening of, or adversely impact the viability of, and could have an adverse effect on, the business operations and financial performance. Because of the many and various state and federal licensing and permitting requirements, there is a risk that one or more regulatory agencies could determine that we have not complied with applicable licensing or permitting regulations or have not maintained the approvals necessary to conduct business within its jurisdiction. We are subject to state "dram shop" laws, which generally allow a person to sue us if that person was injured by an intoxicated person who was wrongfully served alcoholic beverages at Karne Korean Steakhouse. A judgment against us under a dram shop law could exceed our liability insurance coverage policy limits and could result in substantial liability and materially adversely affect operations. Any inability to continue to obtain such insurance coverage at reasonable cost could also have a material adverse effect on operations. Regardless of the validity of the claims, we could be adversely affected by negative publicity resulting from such actions.

❏ *Alcohol Investment Risks*

Alcohol beverage control regulations may limit an Investor's ability to hold interests in Karne Korean Steakhouse. For example, Texas laws and regulations generally do not allow a person from holding financial interests in both manufacturers and distributors of alcoholic beverages and retailers of alcoholic beverages, and local regulators may require disclosure of Investors' personal information to verify their eligibility to invest in Karne Korean Steakhouse. In the event that Texas laws and regulations do not allow an Investor to hold the Securities, such Investor may be required to transfer its interests in the Securities to Karne Korean Steakhouse as described in the NPA. If a number of Investors are ineligible to hold the Securities, it could materially adversely affect the financial condition.

❏ *Environmental Risks*

We are subject to national, state and local laws and regulations in the U.S. concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from Karne Korean Steakhouse. Environmental conditions relating to releases of hazardous substances at Karne Korean Steakhouse could materially adversely affect the business, financial condition and operations. Further, environmental laws, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect the business, financial condition and operations.

❏ *Information Technology Risks*

We rely heavily on information systems, such as point-of-sale processing, for management of the supply chain, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. Our ability to efficiently and effectively manage the business depends significantly on the reliability and capacity of these systems. Our operations depend on our ability to protect computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding our systems or a breach in security of these systems could result in delays in guest service and reduce operational efficiency. Remediation of such problems could result in significant, unplanned capital investments.

❏ *Accounting Risks*

Changes to existing accounting rules or regulations may impact the future results of operations or cause the perception that we are more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For example, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements for the next few years. If adopted, such change would require us to record significant capital lease obligations on the balance sheet and make other changes to the financial statements. This and other future changes to accounting rules or regulations may impact our future operating results.

❏ *Intellectual Property Risks*

Our intellectual property is material to conducting business. Our success depends in part on furthering brand recognition using trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including our name, logos and unique ambiance of Karne Korean Steakhouse. We have taken efforts to protect our brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on our intellectual property, the value of the store brand or consumer products brand may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that we will not encounter any material claims in the future. If this happens, it could harm our image, brands or competitive position and cause us to incur significant penalties and costs.

❑ *Regulatory Risks*

Products and services offered by us are subject to regulation. Regulatory action could substantially increase costs, damage reputation and materially affect operating results. Increased costs in complying with these requirements or failure to obtain required licenses or permits in a timely fashion may materially affect operations.

Regulations regarding climate change, energy usage and emissions controls may impact us directly through higher cost of goods. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and we cannot anticipate or predict the material adverse effects on the business as a result of climate change or climate change regulation. For instance, changes in the prevailing climates may result in a reduction in, or increased prices of available goods, which may adversely affect our revenue and operating margins.

We are subject to various federal, state and local regulations, including regulations related to the preparation and sale of food, the sale of alcoholic beverages, zoning and building codes, land use and employee, health, sanitation and safety matters. We are also subject to the U.S. Fair Labor Standards Act, which governs such matters as working conditions, family leave mandates and other employment law matters. In recent years, there has been an increased legislative, regulatory and consumer focus on nutrition and advertising practices in the food industry. Compliance with additional regulations can become costly and affect operating results. There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach would be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from raw material production, procurement and handling, to manufacturing, distribution and consumption of the finished product.

❑ *Tax Risks*

We are subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although we believe our tax positions and estimates are reasonable, we could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions. If material, payment of such additional amounts could have a material impact on finances and results of operations.

❑ *Limited Source of Repayment*

The only source of financial return for investors before maturity is through payments as set forth in the NPA and the Notes and there is no guarantee of any investment return. The Securities are speculative investments inherently involving a degree of risk, meaning part or all of such investments may be lost. While we are providing a lien on our assets, there is no guarantee that it will have sufficient assets to make full payment to the investors, as the assets may decrease in value, lose their entire value over time or may fluctuate based on the performance of the underlying business. Neither Karne Korean Steakhouse nor NextSeed guarantees payment or investor returns.

❑ *Risks Relating to Financial Forecasts*

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Karne Korean Steakhouse and the key persons will have no control. CHANGES IN ASSUMPTIONS OR THEIR UNDERLYING FACTS COULD SIGNIFICANTLY AFFECT THE FORECASTS. TO THE EXTENT THAT THE ASSUMED EVENTS DO NOT OCCUR, THE OUTCOME MAY VARY SIGNIFICANTLY FROM THE PROJECTED OUTCOMES. CONSEQUENTLY, THERE CAN BE NO ASSURANCE THAT THE ACTUAL OPERATING RESULTS WILL CORRESPOND TO THE FORECASTS PROVIDED HEREIN.

❏ *Risks Relating to Debt Financing*

Our debt service obligations may adversely affect cash flow. As a result of any future debt obligations, we may be subject to: (i) the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, (ii) restrictive covenants, including covenants relating to certain financial ratios, and (iii) interest rate risk. In addition, in the event that Karne Korean Steakhouse obtains a SBA loan, the lien granted to secure the obligations under the NPA and the Notes may be subordinate to lien granted in favor of the SBA loan. Although we anticipate repaying or refinancing any indebtedness when it matures, there can be no assurance that we will be able to do so or that the terms of such refinancing will be favorable. Karne Korean Steakhouse's leverage may have important consequences including the following: (i) ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be available on favorable terms and (ii) a substantial decrease in operating cash flow or a substantial increase in expenses could make it difficult for us to meet debt service requirements and restrictive covenants and force a sale of assets or modification of operations.

❏ *Potential Conflicts of Interest*

The key persons individually or as an entity may wish to own, operate or consult with other operations in the area similar to Karne Korean Steakhouse, including operations utilizing the brand associated with us. Such other businesses may be owned by entities other than Karne Korean Steakhouse. While it is the intention of the key persons to place such businesses operations strategically so as to maximize the revenue and profitability of each business, there can be no guarantee that such activities will not have a deleterious effect on the revenues of Karne Korean Steakhouse's operations due to unintended competitive factors resulting from the comparative accessibility and desirability of the respective businesses. The relevant key persons will have no duty to account to Karne Korean Steakhouse for profits derived from such other such activities.

V.CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

LEGAL PROCEEDINGS

The Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

AFFILIATED PARTY TRANSACTIONS

The Issuer or any entities controlled by or under common control with the issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

OTHER MATTERS

Valuation of the Security in the Future

The value of the Security is the present value of the future payments. In the event that the Issuer is unable to make the required payments, the value of the Security may be impacted adversely and the investor may lose some or all of the money invested.

Minority Ownership

By purchasing the Securities investors will not become holders of minority ownership in the Issuer. They will not have the rights of minority investors afforded by general corporate law of the state in which the Issuer has been formed. With any investment in debt securities or minority investment in a private company, an investor should be able to bear a compete loss of their investment.

Corporate Actions of the Issuer

Because Securities are governed by the NPA, the Issuer cannot unilaterally take subsequent corporate actions to change material terms of the Securities. In addition, because the holders of Securities' rights are limited to those described in the NPA, they will have no ability to influence the policies or any other corporate matter of the Issuer, including the election of directors, changes to the Issuer's governance documents, additional issuance of securities, the Issuer's repurchases of securities, a sale of the Issuer or of assets of the Issuer or transactions with related parties.

Payment Processing Operations

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INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON NEXTSEED ONLY. DO NOT COPY OR DISTRIBUTE.

Collection and repayment of funds to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate repayment of all outstanding Securities, it may not be possible to service the existing Securities until completion.

Legal and Regulatory Implications

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities. In addition, while the effective interest rates that may be charged to the Issuer are intended to be compliant with state usury law requirements, if in the event that any lawsuit brought by any issuer on NextSeed results in the Securities being found to violate state usury laws, such Securities may lose certain value.

Limited Security and Enforcement Options

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors but the Securities are not insured by any third party or backed by any government authority in any way. NextSeed (and any designated third-party collection agency that may be appointed by NextSeed) may be limited in its ability to collect payments in the event the Issuer is unable or unwilling to comply with its payment obligations.

Requests for Additional Investor Information

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Portal in order for the Issuer or the Portal to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

ONGOING REPORTING

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be available on the issuer's website at: www.karnesteakhouse.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

APPENDIX A

FINANCIAL STATEMENTS & OFFICER CERTIFICATION

Texas Karne, LLC

I, Jason Cho, a Member of Texas Karne, LLC, certify that the financial statements of Texas Karne, LLC included in this Form are true and complete in all material respects.

/s/ Jason Cho

Name: Jason Cho
Title: Member

Texas Karne LLC
Balance Sheet
As of December 31, 2019

	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings	
101 · Cash in bank	1,805.50
Total Checking/Savings	1,805.50
Other Current Assets	
142 · Prepaid - Expenses	57,931.20
Total Other Current Assets	57,931.20
Total Current Assets	59,736.70
Other Assets	
190 · Security deposit	29,000.00
Total Other Assets	29,000.00
TOTAL ASSETS	88,736.70
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
270 · Loan Payable - Chos Tae Kwon Ce	1,000.00
Total Other Current Liabilities	1,000.00
Total Current Liabilities	1,000.00
Total Liabilities	1,000.00
Equity	
380 · Contributions - Jason Cho	24,361.70
383 · Contributions - Clinton Oh	21,125.00
386 · Contributions - Lawrence Wai	21,125.00
389 · Contributions - Moul Kim	21,125.00
Total Equity	87,736.70
TOTAL LIABILITIES & EQUITY	88,736.70

Texas Karne LLC
Profit & Loss
January through December 2019

	Jan - Dec 19
Ordinary Income/Expense	
Expense	
647 · Bank Charges	0.00
Total Expense	0.00
Net Ordinary Income	0.00
Net Income	0.00

Texas Karne LLC
Statement of Cash Flows
January through December 2019

	Jan - Dec 19
OPERATING ACTIVITIES	
Adjustments to reconcile Net Income	
to net cash provided by operations:	
142 · Prepaid - Expenses	-57,931.20
270 · Loan Payable - Chos Tae Kwon Ce	1,000.00
Net cash provided by Operating Activities	-56,931.20
INVESTING ACTIVITIES	
190 · Security deposit	-29,000.00
Net cash provided by Investing Activities	-29,000.00
FINANCING ACTIVITIES	
380 · Contributions - Jason Cho	24,361.70
383 · Contributions - Clinton Oh	21,125.00
386 · Contributions - Lawrence Wai	21,125.00
389 · Contributions - Moul Kim	21,125.00
Net cash provided by Financing Activities	87,736.70
Net cash increase for period	1,805.50
Cash at end of period	**1,805.50**



